787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 1, 2011

VIA EDGAR

Bo J. Howell, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse High Yield Bond Fund
Registration Statement on Form N-2 Filed on September 15, 2011
Securities Act File No. 333-176860; Investment Company Act File No. 811-8777

Dear Mr. Howell:

This letter responds to comments on the above-referenced Registration Statement that you provided in a letter to the undersigned dated October 13, 2011.  The Registrant’s responses to each comment will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement.

For your convenience, the substance of your comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:            Please clarify whether the Fund intends to engage in derivatives transactions and whether such transactions are expected to be a principal strategy of the Fund.  Additionally, please clarify whether the Fund will use derivative investments to meet the Fund’s stated intent to invest 80% of total assets in fixed income securities rated below investment grade.  If so, please discuss how derivatives transactions will be valued for the purpose of meeting this investment policy.

Also, please inform us as to whether the Fund’s derivatives investments are included in the calculation of “Managed Assets” for purposes of determining the Investment Adviser’s fee.  If so, please discuss how those derivatives will be valued for that purpose.

Additionally, please include in your response an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining “Managed Assets” or the Fund’s 80% allocation in fixed income securities rated below investment grade.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Finally, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response:                     The Fund intends to engage in certain derivatives transactions on a non-principal basis, as disclosed in the SAI.  The Fund does not currently intend to use derivative investments for purposes of satisfying the Fund’s policy to invest at least 80% of its total assets in fixed income securities of U.S. issuers rated below investment grade quality or in unrated income securities that Credit Suisse determines to be of comparable quality.  Accordingly, the Fund has not included disclosure discussing how derivatives transactions will be valued for the purpose of meeting this investment policy.

“Managed Assets” are defined as total assets minus the sum of liabilities (other than the aggregate indebtedness constituting leverage).  Derivatives are valued at mark-to-market value for purposes of calculating Managed Assets.

The Fund will not use the notional value of its derivative investments for purposes of determining Managed Assets.  As stated above, the Fund does not currently intend to use derivative investments for purposes of satisfying the Fund’s 80% investment policy.  However, to the extent the Fund decides to use derivative investments for such purposes, it will value them in a manner consistent with published SEC and/or SEC staff guidance.

The Fund considered the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller and believes that its disclosure is consistent with such guidance.

Comment No. 2:            If the Fund has the current intent to issue preferred shares or commercial paper, please include the expenses for issuing such securities in the fee table on page 12.  In addition, please inform us whether the Fund will register any offerings of commercial paper or notes.

If the Fund has no current intent to issue preferred shares or commercial paper, please clarify this intention in the Prospectus Summary.

Response:                     The Fund does not currently intend to issue or register preferred shares or commercial paper.  The Fund has clarified this lack of intention in the Prospectus Summary.

Comment No. 3:            The second caption to the Shareholder Transaction Expenses portion of the fee table refers to offering expenses “Borne by the Fund.”  Since all fees and expenses described in this section are borne directly or indirectly by shareholders, please deleted the words “Borne by the Fund” from the caption.

Response:                     The requested edit has been made.

Comment No. 4:            In the section entitled “Plan of Distribution,” please explain the nature of the underwriter’s obligation to distribute the Fund’s securities.  Specifically, please state whether the nature of the underwriter’s obligation is to take and pay for all the securities if any are taken, or whether the obligation is a “best-efforts” arrangement.

Response:                     As the Registration Statement is for a shelf registration of the Fund’s common shares of beneficial interest, offerings of such shares will be made through a Prospectus Supplement.  The Prospectus Supplement for an offering will contain the above-requested information.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:	Joanne Doldo, Credit Suisse Asset Management, LLC
Rose F. DiMartino, Willkie Farr & Gallagher LLP